EXHIBIT 21

Mentor Capital, Inc. Subsidiaries

The companies listed below are the majority-owned subsidiaries of the registrant as of December 31, 2015.

Name of Subsidiary	% of ownership	State in which Incorporated
Waste Consolidators, Inc.	51%	Colorado
Investor Webcast, LLC*	100%	Delaware
Canyon Crest Holdings, LLC	100%	Delaware

* Investor Webcast, LLC was spun off subsequent to year-end, effective March 1, 2016.